UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Napster, Inc.

(Name of Subject Company (Issuer))

Puma Cat Acquisition Corp.

a wholly-owned subsidiary of

Best Buy Co., Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share

 (Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Joseph M. Joyce

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, MN 55423

(612) 291-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

John R. Houston, Esq.

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza, 800 LaSalle Avenue

Minneapolis, MN 55402

(612) 349-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$127,186,169.15	$4,998.42

*

Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 47,922,611 outstanding shares of Issuer common stock, par value $0.001 per share, at a price of $2.65 per share (including shares issued pursuant to restricted stock awards) at an aggregate purchase price of $126,994,919.15; and an aggregate of $191,250.00, representing the difference between the $2.65 per share payable per share of common stock in the offer and the exercise price of all in-the-money options that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,998.42
Form or Registration No.: Schedule TO
Filing Party: Puma Cat Acquisition Corp. and Best Buy Co., Inc.
Date Filed: September 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

(1)	Name of Reporting Person

Best Buy Co., Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)				☒
	(b)				☐

(3)	SEC Use Only

(4)	Source of Funds				WC, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)				☐

(6)	Citizenship or Place of Organization

Minnesota

Number of	(7)	Sole Voting Power	0	shares
Shares Bene-
ficially	(8)	Shared Voting Power	59,782,771	shares[1]
Owned by
Each Report-	(9)	Sole Dispositive Power	0	shares
ing Person
With	(10)	Shared Dispositive Power	59,782,771	shares[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

59,782,771 shares[1]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares				☐

(13)	Percent of Class Represented by Amount in Row (11)				90.0%[2]

(14)	Type of Reporting Person (See Instructions)				CO

[1]

Includes Shares (as defined below) tendered during the initial offering period and the subsequent offering period of the Offer (as defined below) and Shares acquired pursuant to the exercise of the Top-Up Option (as defined in the Offer to Purchase, which term is defined below).

[2]

Calculated based on 66,425,301 Shares issued and outstanding as of October 30, 2008, as reported by Napster, Inc. and after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option.

(1)	Name of Reporting Person

Best Buy Enterprise Services, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)				☒
	(b)				☐

(3)	SEC Use Only

(4)	Source of Funds				OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)				☐

(6)	Citizenship or Place of Organization

Minnesota

Number of	(7)	Sole Voting Power	0	shares
Shares Bene-
ficially	(8)	Shared Voting Power	0	shares[1]
Owned by
Each Report-	(9)	Sole Dispositive Power	0	shares
ing Person
With	(10)	Shared Dispositive Power	0	shares[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

0 shares[1]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares				☐

(13)	Percent of Class Represented by Amount in Row (11)				0.0%[2]

(14)	Type of Reporting Person (See Instructions)				CO

[1]	Best Buy Enterprise Services, Inc. transferred all its previously-reported Shares to Puma Cat Acquisition Corp. on October 23, 2008.
[2]

Calculated based on 66,425,301 Shares issued and outstanding as of October 30, 2008, as reported by Napster, Inc. and after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option (as defined in the Offer to Purchase, which term is defined below).

(1)	Names of Reporting Persons

Puma Cat Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group
	(a)				☒
	(b)				☐

(3)	SEC Use Only

(4)	Source of Funds				WC, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)				☐

(6)	Citizenship or Place of Organization

Delaware

Number of	(7)	Sole Voting Power	0	shares
Shares Bene-
ficially	(8)	Shared Voting Power	59,782,771	shares[1]
Owned by
Each Report-	(9)	Sole Dispositive Power	0	shares
ing Person
With	(10)	Shared Dispositive Power	59,782,771	shares[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

59,782,771 shares[1]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares				☐

(13)	Percent of Class Represented by Amount in Row (11)				90.0%[2]

(14)	Type of Reporting Person (See Instructions)				CO

[1]

Includes Shares (as defined below) tendered during the initial offering period and the subsequent offering period of the Offer (as defined below) and Shares acquired pursuant to the exercise of the Top-Up Option (as defined in the Offer to Purchase, which term is defined below).

[2]

Calculated based on 66,425,301 Shares issued and outstanding as of October 30, 2008, as reported by Napster, Inc. and after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option.

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended by Amendment No. 1, filed with the SEC on October 2, 2008; Amendment No. 2, filed with the SEC on October 10, 2008; Amendment No. 3, filed with the SEC on October 14, 2008; and Amendment No. 4, filed with the SEC on October 27, 2008 (collectively, the “Schedule TO”).  The Schedule TO relates to the offer by Puma Cat Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Best Buy”), to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (collectively, the “Shares”), of Napster, Inc., a Delaware corporation (“Napster”), at a purchase price of $2.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.   Capitalized terms used and not otherwise defined in this Amendment No. 5 have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment No. 5 also amends and supplements the Schedule 13D filed by Best Buy, Purchaser, and Best Buy Enterprise Services, Inc. with the SEC on September 24, 2008.

Items 1, 4, 8 and 11.                      Summary Term Sheet; Terms of the Transaction;  Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“At 12:00 midnight, Eastern Time, at the end of Wednesday, October 29, 2008, the Subsequent Offering Period expired.  Based on information provided by the Depositary, as of the expiration of the Subsequent Offering Period, an additional 3,932,720 Shares were validly tendered, resulting in the ownership by Purchaser of an aggregate of 40,558,382 Shares, representing approximately 85.9% of the outstanding Shares.  Purchaser accepted for payment all Shares validly tendered during the Subsequent Offering Period in accordance with the terms of the Offer and will promptly pay for such Shares.  In order to acquire more than 90% of the outstanding Shares (excluding Shares tendered through guaranteed delivery procedures and not yet delivered), Purchaser, pursuant to the terms of the Merger Agreement, exercised its Top-Up Option, pursuant to which Purchaser acquired 19,224,389 newly-issued shares at a purchase price per share equal to the Offer Price.  As a result of Purchaser’s acquisition of the Shares validly tendered during the initial offering period, shares validly tendered during the Subsequent Offering Period, and the shares issued pursuant to the Top-Up Option, Purchaser owns more than 90% of the outstanding Shares (excluding Shares tendered through guaranteed delivery procedures and not yet delivered).  Pursuant to the Merger Agreement, Best Buy is therefore entitled to and intends to cause Purchaser to merge with and into Napster on or before Friday, October 31, 2008, without a meeting of the stockholders of Napster, in accordance with the DGCL’s “short-form” merger statute, with Napster continuing as the Surviving Corporation and a wholly-owned subsidiary of Best Buy.  As a result of the Merger, each outstanding Share that was not purchased in the Offer (other than Shares held by Purchaser or Best Buy, treasury Shares, which will be cancelled, and Shares held by stockholders, if any, who properly exercise appraisal rights in accordance with the DGCL) will be converted into the right to receive $2.65 per Share, in cash, without interest.  Shares held by stockholders who perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal, or, if such demand for appraisal is withdrawn or forfeited, $2.65 per Share, in cash, without interest.”

A copy of the October 30, 2008 press release issued by Best Buy announcing the expiration of the Subsequent Offering Period and the exercise of the Top-Up Option is attached as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(1)(L)        Press release issued by Best Buy on October 30, 2008 (filed herewith)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA CAT ACQUISITION CORP.

By:	/s/ Todd G. Hartman
Name:	Todd G. Hartman
Its:	Vice President

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name:	Susan S. Grafton
Its:	Vice President, Controller and Chief Accounting Officer

Dated: October 30, 2008

EXHIBIT INDEX

(a)(1)(L)	Press release issued by Best Buy on October 30, 2008 (filed herewith)